201 ST. CHARLES AVENUE NEW ORLEANS, LOUISIANA 70170-5100 504-582-8000 FAX 504-582-8583 www.joneswalker.com
Curtis R. Hearn Not admitted in Alabama Direct Dial: 504-582-8308 Direct Fax: 504-589-8308 chearn@joneswalker.com

July 10, 2013

Ms. Babette Cooper

Staff Accountant

Securities and Exchange Commission

Washington, D.C.

20549-0306

Re:	Hancock Holding Company
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended
March 31, 2013
Filed May 8, 2013
File No. 000-13089

Dear Ms. Cooper:

This letter is to confirm our telephone conversation of Wednesday July 10, during which you approved the request that I made on behalf of Hancock Holding Company to extend the due date for its response to the SEC comment letter dated July 9, 2013. We have now agreed that the response will be due no later than Tuesday August 6, 2013. We appreciate your accommodation of our request.

If you have any questions, please do not hesitate to call me at 504-582-8308.

Yours very truly,

/s/ Curtis R. Hearn
Curtis R. Hearn

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